Exhibit 99.1

Emera Declares Quarterly Dividends

HALIFAX, Nova Scotia—(BUSINESS WIRE) — On July 11, 2025, the Board of Directors of Emera Inc. (TSX/NYSE: EMA) declared quarterly dividends on its common shares and First Preferred Shares, each of which is payable on and after August 15, 2025 to the applicable shareholders of record at the close of business on August 1, 2025, as follows:

1.	$0.7250 per common share;

2.	$0.1364 per Series A First Preferred Share;

3.	$0.2789 per Series B First Preferred Share;

4.	$0.40213 per Series C First Preferred Share;

5.	$0.28125 per Series E First Preferred Share;

6.	$0.35931 per Series F First Preferred Share;

7.	$0.39525 per Series H First Preferred Share;

8.	$0.265625 per Series J First Preferred Share; and

9.	$0.2875 per Series L First Preferred Share.

Emera Inc. hereby notifies the shareholders of its common shares and its First Preferred Shares that such dividends declared qualify as eligible dividends pursuant to the Income Tax Act (Canada) and corresponding provincial legislation.

About Emera

Emera (TSX/NYSE: EMA) is a leading North American provider of energy services headquartered in Halifax, Nova Scotia, with investments in regulated electric and natural gas utilities, and related businesses and assets. The Emera family of companies delivers safe, reliable energy to approximately 2.6 million customers in Canada, the United States and the Caribbean. Our team of 7,600 employees is committed to our purpose of energizing modern life and delivering a cleaner energy future for all. Emera’s common and preferred shares are listed and trade on the Toronto Stock Exchange and its common shares are listed and trade on the New York Stock Exchange. Additional information can be accessed at www.emera.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws, including without limitation, statements about Emera’s quarterly dividends. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Enterprise Risk and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Financial Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

Contacts

Emera Inc.

Investor Relations:

Dave Bezanson – Vice President, Investor Relations & Pensions

902-474-2126

Dave.Bezanson@emera.com

Media:

Dina Bartolacci Seely

Emera Corporate Communications

media@emera.com